Exhibit 99.1

Kamada Reports Third Quarter and First Nine Months of 2020 Financial Results, Recent Achievements and Corporate Development

●	Third Quarter and First Nine Months of 2020 Revenues were $35.3 million and $101.7 million Respectively, a 7% Increase Compared to Both 2019 Periods; Company Reiterates Full-Year 2020 Total Revenue Guidance of $132 Million to $137 Million
●	Net Income for Third Quarter and First Nine Months of 2020 was $6.8 million and $15.5 million, Respectively, Compared to $5.8 Million and $16.9 Million in 2019, Respectively
●	Continued to Advance Development of a Plasma-Derived Immunoglobulin (IgG) Product as a Potential Treatment for Coronavirus Disease (COVID-19) Through a $3.4 million Supply Agreement with the Israeli Ministry of Health and Positive Interim Results from an Ongoing Phase 1/2 Clinical Study
●	Exploring Strategic Business Development Initiatives Focused on Utilizing Kamada’s Core Plasma-Derived Pharmaceuticals Development, Manufacturing and Commercialization Expertise by Leveraging its Strong Financial Position

REHOVOT, Israel – November 11, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three and nine months ended September 30, 2020.

“We are pleased with our solid financial and operational results during the recently completed quarter and first nine months of 2020, achieved in the midst of the COVID-19 global pandemic” said Amir London, Kamada’s Chief Executive Officer. “Total revenues increased seven percent for both the three and nine months ended September 30, 2020 as compared to the same periods in 2019. Based on our solid performance in the first nine months of the year, and our positive outlook for the fourth quarter, we are reiterating our full-year 2020 total revenue guidance of $132 million to $137 million.”

“We continue to achieve important progress in the development of our plasma derived immunoglobulin (IgG) product as a potential therapy for COVID-19 disease,” continued Mr. London. “We executed an agreement with the Israeli Ministry of Health (“IMOH”) to supply our product for the treatment of COVID-19 patients in Israel, under which the initial supply is expected to generate approximately $3.4 million in revenues during the first quarter of 2021. Importantly, per recent discussions with the IMOH, the treatment utilizing our product will be provided as part of a multi-center clinical study led by the IMOH. From a supply perspective, we are ramping up our COVID-19 IgG manufacturing capacity, and we intend to increase our supply capabilities during 2021 to support potential increased demand from the IMOH as well as from other potential international markets. In addition, we completed enrollment and announced positive initial interim results from our ongoing Phase 1/2 open-label COVID-19 clinical trial in Israel. Lastly, following recent response from the U.S. Food and Drug Administration (“FDA”) to our previously submitted pre-Investigational New Drug (IND) information package, we, together with our partner, Kedrion Biopharma, are currently evaluating the suitable targeted patient population for our US clinical program and will submit an IND application upon conclusion of such evaluation and successful completion of additional required activities.”

“As we move into 2021 and in anticipation of the reduction in revenues due to the planned transition of GLASSIA manufacturing to Takeda, we are exploring strategic business development opportunities that will utilize and expend our core plasma-derived therapeutics development, manufacturing, and commercialization expertise. These opportunities will be funded by our strong cash position. We believe that our COVID-19 IgG program demonstrates Kamada’s ability to quickly respond to emerging pandemic situations, and we plan to leverage these capabilities and our IgG platform technology as a strategic business line, with the ability to respond to other potentially similar future pandemic situations. These strategic opportunities are anticipated to be added to the expected organic commercial growth of our existing products portfolio, including KEDRAB, our distributed products in Israel, the anticipated future royalty payments from Takeda, and the contract manufacturing of an FDA approved and commercialized specialty IgG product.” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2020

●	Total revenues were $35.3 million in the third quarter of 2020, a 7% increase from the $33.1 million recorded in the third quarter of 2019.
●	Proprietary Products segment revenues in the third quarter of 2020 were $29.7 million, a 19% increase from the third quarter of 2019.
●	Distribution segment revenues were $5.6 million in the third quarter of 2020, a 31% decrease from the third quarter of 2019.
●	Gross profit was $14.8 million in the third quarter of 2020, compared to $12.9 million reported in the third quarter of 2019.
●	Proprietary Product segment gross margins in the third quarter were 46%, down one percentage point from the third quarter of 2019. For full-year 2020, Kamada continues to expect an annual decrease of three to five percentage points in Proprietary Product segment gross margins, primarily attributable to a change in sales product mix and reduced plant utilization.
●	Operating expenses, including Research and Development, Sales and Marketing, General and Administrative, and Other Expenses, totaled $7.1 million in the third quarter of 2020, as compared to $7.2 million in the third quarter of 2019.
●	The Company continues to expect a 13%-15% increase in Research and Development expenses for full-year 2020 as compared to 2019.

●	Net income was $6.8 million, or $0.15 per share, in the third quarter of 2020, as compared to net income of $5.8 million, or $0.14 per share, in the third quarter of 2019.
●	Adjusted EBITDA, as detailed in the tables below, was $9.3 million in the third quarter of 2020, as compared to $7.2 million in the third quarter of 2019.
●	Cash used in operating activities was $2.4 million in the third quarter of 2020, as compared to cash provided by operating activities of $6.1 million in the third quarter of 2019.

Financial Highlights for the Nine months Ended September 30, 2020

●	Total revenues were $101.7 million in the first nine months of 2020, a 7% increase from the $95.1 million recorded in the first nine months of 2019.
●	Revenues from the Proprietary Products segment for the first nine months of 2020 were $77.6 million, a 7% increase from the $72.5 million reported in the first nine months of 2019.
●	Revenues from the Distribution segment were $24.1 million in the first nine months 2020, a 7% increase from the $22.6 million recorded in the first nine months of 2019.
●	Gross profit was $37.4 million in the first nine months 2020, compared to $37.6 million in the first nine months of 2019.
●	Operating expenses, including Research and Development, Sales & Marketing, General and Administrative, and Other Expenses, totaled $20.8 million in the first nine months 2020, as compared to $20.3 million in the first nine months of 2019.
●	Net income was $15.5 million, or $0.35 per share, in the first nine months of 2020, as compared to net income of $16.9 million, or $0.42 per share, in the first nine months of 2019.
●	Adjusted EBITDA, as detailed in the tables below, was $21.1 million in the first nine months of 2020, as compared to $21.7 million in the first nine months of 2019.
●	Cash provided by operating activities was $6.4 million in the first nine months of 2020, as compared to cash provided by operating activities of $18.9 million in the first nine months of 2019.

Balance Sheet Highlights

As of September 30, 2020, the Company had cash, cash equivalents, and short-term investments of $99.7 million, as compared to $73.9 million at December 31, 2019. This increase is mainly related to the sale of $25 million of equity to FIMI Opportunity Fund, the leading private equity investor in Israel.

Recent Corporate Highlights

●	Appointed Yifat Philip, Esq. as Vice President Legal, General Counsel and Corporate Secretary.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) total revenues to be in the range of $132 million to $137 million for fiscal 2020; 2) ability to ramp up Kamada’s COVID-19 IgG manufacturing capacity and its plan to increase its supply capabilities during 2021 to support potential increased demand from the IMOH as well as from other potential international markets; 3) ability to advance the U.S. clinical development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for COVID-19; 4) ability to explore strategic business development opportunities that utilize and expend Kamada’s core plasma-derived therapeutics development, manufacturing, and commercialization expertise; and 5) Kamada’s belief that its COVID-19 IgG program demonstrates its ability to quickly respond to emerging pandemic situations, and its plan to leverage these capabilities and its IgG platform technology as a strategic line of business. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, ability to offset significant revenue loss associated with GLASSIA manufacturing transitioning to Takeda, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies and on-going compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED CONDENSED BALANCE SHEETS

	As of September 30,		As of December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$52,487	$27,449	$42,662
Short-term investments	47,230	39,380	31,245
Trade receivables, net	28,643	23,999	23,210
Other accounts receivables	3,533	1,722	3,272
Inventories	42,618	34,031	43,173
Total Current Assets	174,511	126,581	143,562

Non-Current Assets
Property, plant and equipment, net	25,323	24,197	24,550
Right-of-use-assets	3,694	4,100	4,022
Other long term assets	1,081	178	352
Contract asset	1,438	-	-
Deferred taxes	298	1,445	1,311
Total Non-Current Assets	31,834	29,920	30,235
Total Assets	$206,345	$156,501	$173,797
Liabilities
Current Liabilities
Current maturities of bank loans	$322	$573	$489
Current maturities of lease liabilities	1,038	964	1,020
Trade payables	15,110	13,079	24,830
Other accounts payables	6,236	5,439	5,811
Deferred revenues	486	561	589
Total Current Liabilities	23,192	20,616	32,739

Non-Current Liabilities
Bank loans	48	461	257
Lease liabilities	3,589	4,052	3,981
Deferred revenues	1,525	347	232
Employee benefit liabilities, net	1,262	884	1,269
Total Non-Current Liabilities	6,424	5,744	5,739

Shareholder’s Equity
Ordinary shares	11,703	10,420	10,425
Additional paid in capital	209,650	179,589	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	234	18	8
Capital reserve from financial assets measured at fair value through other comprehensive Income	-	137	145
Capital reserve from share-based payments	4,550	9,898	8,844
Capital reserve from employee benefits	(356)	4	(359)
Accumulated deficit	(45,562)	(66,435)	(61,073)
Total Shareholder’s Equity	176,729	130,141	135,319
Total Liabilities and Shareholder’s Equity	$206,345	$156,501	$173,797

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$77,633	$72,521	$29,691	$24,859	$97,696
Revenues from distribution	24,071	22,595	5,634	8,207	29,491

Total revenues	101,704	95,116	35,325	33,066	127,187

Cost of revenues from proprietary products	43,817	38,412	15,936	13,234	52,425
Cost of revenues from distribution	20,500	19,056	4,568	6,968	25,025

Total cost of revenues	64,317	57,468	20,504	20,202	77,450

Gross profit	37,387	37,648	14,821	12,864	49,737

Research and development expenses	10,335	9,730	3,365	3,477	13,059
Selling and marketing expenses	3,297	3,441	1,179	1,161	4,370
General and administrative expenses	7,133	6,851	2,514	2,230	9,194
Other expenses	34	327	-	299	330
Operating income	16,588	17,299	7,763	5,697	22,784

Financial income	865	887	250	328	1,146
Income (expense) in respect of securities measured at fair value, net	102	(3)	-	55	(5)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(696)	(503)	(761)	25	(651)
Financial expenses	(204)	(217)	(69)	(68)	(293)
Income before tax on income	16,655	17,463	7,183	6,037	22,981
Taxes on income	1,144	574	348	214	730

Net Income	$15,511	$16,889	$6,835	$5,823	$22,251

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	(188)	132	-	(66)	143
Gain (loss) on cash flow hedges	516	99	75	28	92
Net amounts transferred to the statement of profit or loss for cash flow hedges	(273)	(20)	(266)	(18)	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-		-	-	(388)
Tax effect	29	(33)	14	16	(11)
Total comprehensive income	$15,595	$17,067	$6,658	$5,783	$22,064

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.35	$0.42	$0.15	$0.14	$0.55
Diluted net earnings per share	$0.35	$0.42	$0.15	$0.14	$0.55

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$15,511	$16,889	$6,835	$5,823	$22,251

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	3,632	3,379	1,252	1,128	4,519
Financial expenses (income), net	(67)	(164)	580	(340)	(197)
Cost of share-based payment	853	987	265	353	1,163
Taxes on income	1,144	574	348	214	730
Gain from sale of property and equipment	(7)	(2)	(1)	-	(2)
Change in employee benefit liabilities, net	(7)	97	(5)	66	94
	5,548	4,871	2,439	1,421	6,307
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(5,540)	4,408	(8,956)	1,806	5,117
Decrease (increase) in other accounts receivables	972	1,204	231	955	(214)
Decrease (increase) in inventories	555	(4,715)	5,028	1,470	(13,857)
Decrease (increase) in Contract asset and deferred expenses	(2,464)	333	(1,553)	605	399
Increase (decrease) in trade payables	(10,488)	(4,585)	(7,769)	(6,512)	6,259
Increase in other accounts payables	426	379	740	432	863
Increase (decrease) in deferred revenues	1,190	(221)	397	(95)	(283)
	(15,349)	(3,197)	(11,882)	(1,339)	(1,716)
Cash received (paid) during the period for:

Interest paid	(158)	(182)	(51)	(58)	(243)
Interest received	891	554	290	254	1,106
Taxes paid	(87)	(25)	(13)	(9)	(134)
	646	347	226	187	729

Net cash provided by (used in) operating activities	$6,356	$18,910	$(2,382)	$6,092	$27,571

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(15,646)	$(6,160)	$-	$(1,032)	$1,727
Purchase of property and equipment and intangible assets	(3,372)	(1,488)	(1,471)	(731)	(2,300)
Proceeds from sale of property and equipment	7	9	1	-	9
Net cash used in investing activities	(19,011)	(7,639)	(1,470)	(1,763)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	61	12	41	3	16
Repayment of lease liabilities	(815)	(794)	(275)	(265)	(1,070)
Repayment of long-term loans	(373)	(353)	(127)	(121)	(476)
Proceeds from issuance of ordinary shares, net	24,894	-	-	-	-

Net cash provided by (used in) financing activities	23,767	(1,135)	(361)	(383)	(1,530)

Exchange differences on balances of cash and cash equivalent	(1,287)	(780)	(699)	(332)	(908)

Increase (decrease) in cash and cash equivalents	9,825	9,356	(4,912)	3,614	24,569

Cash and cash equivalents at the beginning of the period	42,662	18,093	57,399	23,835	18,093

Cash and cash equivalents at the end of the period	$52,487	$27,449	$52,487	$27,449	$42,662

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$539	$4,984	$194	$436	$5,035
Purchase of property and equipment	$973	$264	$973	$264	$992

Adjusted EBITDA

	Nine months period ended			Three months period ended		Year ended
	September 30,			September 30,		December 31,
	2020	2019		2020	2019	2019
	In thousands
Net income	$15,511	16,889	$	$6,835	$5,823	$22,251
Taxes on income	1,144	574		348	214	730
Financial expense (income), net	(67)	(164)		580	(340)	(197)
Depreciation and amortization expense	3,632	3,379		1,252	1,128	4,519
Non-cash share-based compensation expenses	853	987		265	353	1,163
Adjusted EBITDA	$21,073	$21,665		$9,280	$7,178	$28,466

Adjusted net income

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	In thousands
Net income	$15,511	$16,889	$6,835	$5,823	$22,251
Share-based compensation charges	853	987	265	353	1,163
Adjusted net income	$16,364	$17,876	$7,100	$6,176	$23,414